COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Authorized Capital Publicly-Held Company
Corporate Tax Registry (CNPJ/M.F) n.º 47.508.411/0001-56

MINUTES OF THE BOARD OF DIRECTORS’ MEETING

HELD ON AUGUST 16, 2005

On August 16, 2005, 7:00 p.m., at the Company’s head office at Av. Brigadeiro Luiz Antonio, 3142, in the city of Sao Paulo, the members of the Board of Directors of Companhia Brasileira de Distribuição. The Chairman of the Board, Abilio dos Santos Diniz, started the meeting and invited me, Marise Rieger Salzano, to be the secretary of the meeting. Beginning the meeting, the Chairman requested me to read the Agenda, which I did, and which content is as follows: (i) election of new members for the Audit Committee, the Human Resources and Compensation Committee and the Development and Innovation Committee and (ii) appointment of the Presidents of each Committee, in accordance to Paragraph one of Article 19 of the Company’s By-Laws. After the beginning of the meeting the Board members examined the items on the Agenda and unanimously decided to:

(i)     elect, among the Board members, to be part of (a) the Audit Committeee, for a three-year (3 year) term, Mr. Henri Philippe Reichstul, Brazilian, married, economist, bearer of Identity Card RG 3.798.203 SSP/SP, enrolled with the Individual Taxpayer’s Registry under nº 001.072.248-36, resident in the capital of the State of São Paulo, and domiciled at Rua dos Pinheiros, 870, 20º andar, conjuntos 201/202;

(b)     the Human Resources and Compensation Committee, for a three-year (3 year) term, Ms. Maria Silvia Bastos Marques, Brazilian, judicially separated, business manager, bearer of Identity Card RG 81.272.167-8 IFP-RJ, enrolled with the Individual Taxpayer’s Registry under nº 459.884.477-91, resident in the capital of the State of Rio de Janeiro, and domiciled at Rua do Mercado, 11;

(c)     the Development and Innovation Committee, for a three-year (3 year) term, Ms. Maria Silvia Bastos Marques, qualified above.

The members of the Committees elected will be vested in their offices by signing the respective Instrument of Investiture registered in the competent book.

(ii)     the Presidents of the Committees were appointed as follows:

(a) (b) (c)	Ms. Ana Maria Falleiros dos Santos Diniz D’Avila for Human Resources and Compensation Committee;
Ms. Ana Maria Falleiros dos Santos Diniz D’Avila for Financial Committee;
Mr. Pedro Paulo Falleiros dos Santos Diniz for the Development and Innovation Committee.

The Chairman of the Board informed that in the Board meeting held on June 22, 2005, Mr. Gerald Dinu Reiss was appointed for President of Audit Committee and the President of Institutional Marketing and Social Responsibility Committee will be appointed in a timely manner.

With no further issues to discuss, the meeting was suspended and these minutes were written. The meeting was restarted and these minutes were read, approved and signed by all attendees. São Paulo, August 16, 2005. Chairman — Abilio dos Santos Diniz; Marise Rieger Salzano, Secretary. Signatures Abilio dos Santos Diniz, Ana Maria Falleiros dos Santos Diniz D’Avila, João Paulo Falleiros dos Santos Diniz, Pedro Paulo Falleiros dos Santos Diniz, Geyze Marchesi Diniz, Cândido Botelho Bracher, Gerald Dinu Reiss, Maria Silvia Bastos Marques, Jacques Tierny, Francis Mauger and Henri Philippe Reichstul.

True copy of the original.

Marise Rieger Salzano
Secretary

Maria Lúcia de Araújo
OAB/SP 189.868